As filed with the Securities and Exchange Commission on May 8, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO-I/A

Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Name of Subject Company (issuer))

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Names of Filing Persons (offerors))

5.5% Shared Preference Redeemable Securities

(Title of Class of Securities)

CUSPIP No. 873119200

(CUSIP Number of Class of Securities)

FREDERICK G. ANDERSON

VICE PRESIDENT – GENERAL COUNSEL

TEXAS INDUSTRIES, INC.

1341 WEST MOCKINGBIRD LANE

SUITE 700W

DALLAS, TEXAS 75247-6913

(972) 647-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

JOE DANNENMAIER

THOMPSON & KNIGHT L.L.P.

1700 PACIFIC AVENUE, SUITE 3300

DALLAS, TEXAS 75201

(214) 969-1700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$199,937,200	$21,394***

*	For purposes of determining the filing fee only, this amount is based on the conversion of all aggregate market value of the outstanding 5.5% Shared Preference Redeemable Securities issued by TXI Capital Trust I (liquidation amount $50 per trust security).
**	The amount of the filing fee is calculated in accordance with the Securities and Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO (“Amendment No. 2”) is being filed by Texas Industries, Inc., a Delaware corporation (the “Company”), and TXI Capital Trust I, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of the Company (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange its Common Stock for any and all of the Trust’s outstanding 5.5% Shared Preference Redeemable Securities (the “Trust Securities”). The number of shares of Common Stock to be exchanged per Trust Security tendered (the “Exchange Amount”) was to be fixed after 5:00 p.m., New York City time, on May 5, 2006, on the basis of the applicable pricing formula set forth in the offering circular dated April 12, 2006, as amended May 1, 2006 (the “Offering Circular”), and announced prior to the opening of trading on May 8, 2006. Prior to 9:00 a.m., New York City time, on May 8, 2006, the Company announced that the Exchange Amount, calculated on the basis of the formula set forth in the Offering Circular, was fixed at 0.98914 shares of Common stock per Trust Security. The Weighted Average Price of the Common Stock was calculated to be $57.38, pursuant to the procedure set forth in the Offering Circular.

The information contained in the Offering Circular and the related Letter of Transmittal is amended and supplemented by this Amendment No. 2.

The Schedule TO is hereby amended and supplemented by this Amendment No. 2 to Schedule TO as follows:

ITEM 1. SUMMARY TERM SHEET.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following.

Based on the formula set forth in the Offering Circular, the Exchange Amount has been fixed at 0.98914 shares of Common Stock for each Trust Security tendered and accepted in the exchange offer.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

On May 8, 2006, TXI announced that the Exchange Amount, calculated on the basis of the formula set forth in the Offering Circular, was fixed at 0.98914 shares of Common Stock per Trust Security tendered and accepted in the exchange offer. The full text of TXI’s press release, relating to the calculation and announcement of the Exchange Amount, is filed herewith as Exhibit (a)(5).2 and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following:

(a	)(5).2	Press release dated May 8, 2006.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: May 8, 2006	TEXAS INDUSTRIES INC.

	By:	/s/ Frederick G. Anderson
	Name:	Frederick G. Anderson
	Title:	Vice President—General Counsel and Secretary

Date: May 8, 2006	TXI CAPITAL TRUST I

	By:	/s/ Kenneth R. Allen
	Name:	Kenneth R. Allen
	Title:	Administrative Trustee

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INDEX OF EXHIBITS

(a	)(1).1	Offering Circular dated April 12, 2006, as amended on May 1, 2006.*

(a	)(1).2	Letter of Transmittal.*

(a	)(1).3	Letter to Clients.*

(a	)(1).4	Letter to Brokers.*

(a	)(1).5	Notice of Guaranteed Delivery.*

(a	)(1).6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1).7	Supplement Letter to Holders of Trust Securities.*

(a	)(5)	Press release dated April 12, 2006.*

(a	)(5).1	Press release dated May 1, 2006.*

(a	)(5).2	Press release dated May 8, 2006.

*	Previously filed.

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